April 11, 2006

By U.S. mail and facsimile to (703) 847-8686

Garry W. Angle
Vice President-Treasurer
The Rowe Companies
1650 Tysons Boulevard
Suite 710
McLean, VA

	RE:	The Rowe Companies
		Form 10-K for the fiscal year ended November 27, 2005
		Filed February 24, 2006

		File No. 1-10226

Dear Mr. Angle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the fiscal year ended November 27, 2005

Item 9A. Controls and Procedures, page 15

1. We note your disclosure regarding your disclosure controls and procedures only includes half the definition of disclosure controls and procedures. If true, please confirm to us that your chief executive officer and principal financial officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please revise to include the complete definition of disclosure controls and procedures in future filings.

Annual Report

Management`s Discussion and Analysis, page 10

2. We note your discussion of net shipments and gross profit on pages 12-13 and have the following comments:
* You state that manufacturing segment net shipments decreased in 2005 primarily as a result of disruptions in order processing, scheduling, and production following the ERP implementation during the fourth quarter of 2004. In future filings, as appropriate, please give quantify such effect. Refer to Item 303(a)(3)(i) of Regulation S-K.
* You indicate that the manufacturing segment gross margin declined substantially in 2005 from 2004 levels caused principally by disruptions in production, scheduling and manufacturing productivity resulting from ERP implementation and manufacturing process change issues. However, you do not quantify such impact on your gross margin. It is not clear that the ensuing discussion, in which you give quantitative effects of certain costs, relates to the problems encountered with the aforementioned implementation and process change issues. Please tell us, and disclose in future filings as appropriate, the impact on gross margins. Refer to Item 303(a)(3)(i)
of Regulation S-K.








Contractual Obligations, page 21

3.  	In future filings, please revise your table of contractual
obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Consolidated Statement of Operations and Comprehensive Income
(Loss),
page 27

4.  	Please tell us, in detail, the factors you considered in
determining that your goodwill was not impaired as of November 27, 2005. In this regard, we note that your wholesale segment has experienced declining operating income and earnings from continuing operations since fiscal 2002, culminating in an operating loss of $5,947 and loss from continuing operations before taxes of $8,998 in fiscal 2005. In addition, it appears that your market capitalization is substantially below your stockholders` equity of $47.6 million. Accordingly, please explain, in detail, the reasons for the difference between your equity and market capitalization and your consideration of this difference in determining goodwill was not impaired as of November 27, 2005.

Note 1 - Summary of Significant Accounting Policies, page 31

Advertising Costs, page 33

5. 	In future filings, to the extent material, please quantify
your
cooperative advertising costs.














Note 11 - Taxes on Income, page 44

6.  We note your net deferred tax asset of $3,098 as of November
27,
2005. Please explain, in detail, your basis for concluding that the realization of this net deferred tax asset is more likely than not.
We note your disclosures on page 14. However, we also note that you have incurred cumulative pre-tax losses over the last five years, which would suggest the need for more of a valuation allowance. See paragraph 23 of SFAS 109. Accordingly, as part of your response, please tell us the following:
* The amount of the effect of your ERP difficulties on pre-tax income
/ loss in 2004 and 2005.
* Whether the reversal of your deferred tax liabilities will generate taxable income of the same character, timing, and jurisdiction to support realization of your deferred tax assets. If not, please tell us the amount and years in which there are shortfalls.
* The expiration dates of your net operating loss carryforwards.
* Your tax planning strategies, pursuant to paragraph 21.d of SFAS
109.

7.  	We note that you maintain a valuation allowance for your
state
net operating loss carryforwards (NOL`s), but not for your federal NOL`s. Please tell us how your state NOL`s differ from your federal
NOL`s such that you have determined to recognize a valuation allowance for your state NOL`s, but not your federal NOL`s.

8.  	We note you disclose the latest year of expiration for your
NOL`s. Given the materiality of your NOL`s, in order for a reader to better understand the realizability of your NOL`s, please tell us and disclose, in future filings, the amounts and expiration dates of your
NOL`s, segregated by year and jurisdiction (i.e., state vs.
federal).

9.  	We note the line item "Release of reserves created in prior
years" in your effective income tax reconciliation. Citing relevant accounting literature, please tell us, in detail, the purpose of this reserve and the basis for its reversal in 2005. Please also explain, in greater detail, your basis for recognizing $370,000 of "benefits recognized on amended prior year returns, primarily tax credits."









*    *    *    *

      Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Nili Shah
								Branch Chief


Mr. Garry W. Angle
The Rowe Companies
April 11, 2006
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE